Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

•	United First International Limited

•	Beijing Orsus Xelent Technology & Trading Company Limited (a wholly owned subsidiary of United First International Limited)

•	Orsus Xelent Holdings (BVI) Limited

•	Orsus Xelent Trading (HK) Company Limited (a wholly owned subsidiary of Orsus Xelent Holdings (BVI) Limited)